SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2
Public Company

ANNOUNCEMENT TO THE MARKET

VIVO PARTICIPAÇÕES S.A., hereby informs that it has received from its shareholder, Cyrte Investments GP I B.V., a letter dated January 4, 2008 which is in the transcript bellow:

In accordance with Section 12 of CVM Rule # 358/02, (i) Cyrte lnvestments GP I B.V., a limited liability company incorporated and existing in accordance with Dutch law, with its head office at Flevolaan 41A (1411 KC), Naarden, the Netherlands (“Cyrte GP I”), in its capacity as general partner of CF I Invest C.V. (formerly named Cyrte Fund I C.V.), a limited liability partnership formed and existing in accordance with Dutch law, with is head office at Flevolaan 41A (1411 KC), Naarden, the Netherlands (“Cyrte Fund I”), and (ii) Cyrte Investments GP III B.V. a limited liability company incorporated and existing in accordance with Dutch law, with its head office at Flevolaan 41A (1411 KC), Naarden, the Netherlands (“Cyrte GP III”), in its capacity as general partner of Cyrte Fund III C.V., a Iimited liability partnership formed and existing in accordance with Dutch law, with is head office at Flevolaan 41A (1411 KC), Naarden, the Netherlands (“Cyrte Fund III”) inform that:

(i) Cyrte GP I held 48,372,876 Amencan Depositary Shares - ADSs representing preferred shares issued by Vivo Participações S.A. (“Company”), corresponding, approximately, to 5.27% of such outstanding preferred shares.

(ii) Stichting Pensioenfonds voor de Gezondheid, Geestelíjke en Maatschappelijke belangen, a Foundation formed and existing in accordance with Dutch law, with its head office at Zeist, the Netherlands (“PGGM”) held 13,365,209 of the Company’s ADSs, corresponding, approximately, to 1.45% of such outstanding preferred shares.

(iii) Due to a corporate reorganization, the abovementioned ADSs were transferred to Cyrte GP III for the benefit of Cyrte Fund III, acting solely in its capacity as general partner of Cyrte Fund III in consideration for a limited partner interest in Cyrte Fund III; therefore Cyrte GP III now holds a total number of 61,738,085 ADSs of the Company, corresponding to 6.73% of such outstanding preferred shares.

(iv) The transfer of ADSs mentioned in thís notice is not aimed at altering the control or the management structure of the Company.

(v) There are no other investments held directly or indirectly by Cyrte GP I, PGGM or Cyrte GP III in the Company or by any of their related parties.

(vi) Cyrte GP I, PGGM and Cyrte GP III are not parties to any agreements or contracts regulating voting rights at the Company or the purchase or sale of securities issued by the Company.

Sincerely,
Cyrte Investments GP I B.V., acting solely in its capacity as general partner of CF I Invest C.V.
Cyrte lnvestments GP III B.V., acting solely in its capacity as general partner of Cyrte Fund III C.V.
Naarden, January 4, 2008

São Paulo, January 11, 2008.

Ernesto Gardelliano
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2008

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.